

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Steve DiPalama
Interim CFO
Solid Biosciences Inc.
141 Portland Street, Fifth Floor
Cambridge, MA 02139

Re: Solid Biosciences Inc.
Form 10-Q
Exhibit Nos. 10.1, 10.3, 10.4
Filed November 5, 2020
File No. 001-38360

Dear Mr. DiPalama:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance